UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Notice of Annual and Extraordinary General Stockholders’ Meeting

2.	Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General Stockholders’ Meeting

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Call to Annual and Extraordinary General Stockholders’ Meeting on first call, to be held on April 26th, 2013, at 10:00 am, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of the persons in charge of approving and signing the Minutes.

2)	Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2012.

3)	Consideration of the attribution of the non-appropriated profit amount as of December 31, 2012 of AR$ 1,670 million. The Board of Directors proposes to assign: (i) AR$ 204million to the creation of a Special Reserve resulting from the Adoption of the IFRS/NIIF (pursuant to General Resolution 609/2012 CNV) and (ii) AR$ 1,466 million to a Voluntary Reserve for the Future Distribution of Dividends. Delegation of powers to the Board of Directors to assign the “Voluntary Reserve for the Future Distribution of Dividends” to its specific purposes.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee since April 27, 2012 until the date of this Stockholders’ Meeting.

5)	Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2012, from April 27, 2012 until de date of this Stockholders’ Meeting. Proposal of payment of a total amount of AR$ 2,600,000, which is within the 5% limit set forth by Section 261 of Law 19,550 with respect to the “calculated profits” for such fiscal year.

6)	Authorization to the Board of Directors to make advance payments of fees payable up to AR$ 2,600,000 to those directors who shall perform their duties during the twenty-fifth fiscal year (from the date of this Stockholders’ meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.

7)	Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2012, from April 27, 2012 until the date of this Stockholders’ Meeting. Proposal of payment of an aggregate amount of AR$ 564,900.

8)	Authorization to make advance payments of fees payable up to AR$ 564,900 to those Supervisory Committee members who shall perform their duties during the twentieth-fifth fiscal year (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.

9)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2013.

10)	Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2012.

11)	Appointment of external auditors for financial statements for Fiscal Year 2013 and determination of their compensation.

12)	Consideration of the Audit Committee budget for Fiscal Year 2013.

13)	Consideration of the appointment of a director and an alternate director by the Supervisory Committee and their election for Fiscal Year 2013.

14)	Appointment of a director for Fiscal Year 2013, to replace a director who has resigned.

THE BOARD

NOTE I: To attend the stockholders’ meeting, shareholders shall notify us of their attendance no less than three business days before the stockholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is April 22, 2013, at 5.00 p.m. The address where the stockholders’ meeting will be held is not the Company’s headquarters.

NOTE II: If the Stockholders Meeting approves the creation of voluntary reserves exceeding an amount equal to the capital stock plus the legal reserve, Item 3 of the Agenda shall be considered pursuant to the rules applicable to extraordinary stockholders’ meetings (Sections 70 and 244 of Law 19,550) and shall be approved in accordance with the majority required by the last paragraph of Section 244 of said Law. The remaining items shall be considered pursuant to the rules applicable to ordinary stockholders’ meetings.

NOTE III: Pursuant to General Resolution N° 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following details of each holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same information must be furnished by whoever is in attendance at the stockholders’ meeting to represent the holder of record of the shares.

NOTE IV: Printed copies of the documentation to be analyzed at the stockholders’ meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General Stockholders’ Meeting (the “Meeting”).

First Item: The Board of Directors proposes that the Meeting appoint the shareholder having registered the highest number of shares to participate in the Meeting and the persons to be appointed by the President, to approve and sign the minutes thereof.

Second Item: The Board of Directors proposes that the Meeting approve all documents for the Fiscal Year 2012 (Annual Report –including the Report on CNV’s Corporate Governance Code, attached thereto as Schedule I-, Supplementary Financial Information, Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for the fiscal year, including the English language accounting documents required by the Securities and Exchange Commission) in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

Third Item: The Board of Directors proposes to assign the non-appropriated profit amounts as of December 31, 2012 of ARS$ 1,670 million in the following manner:

Million AR$
- Non-appropriated profit amount as of December 31,2012	1,670
- To Special Reserve resulting from the Adoption of the IFRS/NIIF (pursuant to General Resolution 609/2012 CNV)	(204)
- To Voluntary Reserve for the Future Distribution of Dividends	(1,466)
- To new fiscal year	—

It is proposed to delegates powers to the Board of Directors of the company to determine, on the basis of its future liquidity the timing and the amounts to be applied of the Voluntary Reserve for the Future Distribution of Dividends payments.

Fourth Item: No proposal is made in connection with this Item. The performance of the Board of Directors and of the Supervisory Committee who have served since April 27, 2012 until the date of the Meeting is subject to consideration at the Meeting.

Fifth Item: It is proposed that compensation be approved for services rendered by the Board of Directors during Fiscal Year 2012, from April 27, 2012 until the date of this Stockholders’ Meeting, in an amount of AR$2,600,000 to be paid to the Board’s members in the manner to be decided by the Board, against which all advance payments received by the directors during Fiscal Year 2012 and until the date of the Meeting will be accounted.

Sixth Item: It is proposed that the Meeting authorize the Board of Directors to make advances of up to an aggregate amount of AR$2,600,000 to all Board’s members serving during Fiscal Year 2013, subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered. It is also proposed that the Board be authorized to increase said amount in case of inflation.

Seventh Item: It is proposed that compensation in an aggregate amount of AR$ 564,900 be approved for the Supervisory Committee for services rendered during Fiscal Year 2012, authorizing the Supervisory Committee to distribute such amount in the manner to be decided by it, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2012 and until the date of the Meeting will be accounted.

Eighth Item: It is proposed that the Meeting authorize the Board of Directors to make advances of up to AR$ 564,900 to the members of the Supervisory Committee to be appointed for the twentieth-fifth fiscal year, subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered, and authorize the Board to increase said amount in case of inflation.

Ninth Item: The Board of Directors refrains from making a proposal on the candidates to be appointed as regular members and alternate members of the Supervisory Committee. The Board reminds those shareholders proposing candidates for the Supervisory Committee that they must inform at the Meeting whether each candidate is “independent”. It reminds them that Section 79 of Law No. 26,831 provides that: “In companies authorized to make the public offering of shares or debt securities, all members of the Supervisory Committee must be independent”.

Tenth Item: It is proposed that the Meeting approve the total fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2012, in the amount of AR$229,900 (VAT included).

Eleventh Item: The Board of Directors proposes the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2013. It is also proposed that the external auditors’ fees be determined by the stockholders’ meeting during which financial documents for Fiscal Year 2013 will be considered, and that the Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. If this proposal is approved, Mr. Alejandro Pablo Frechou would serve as certifying accountant and Mr. Carlos Néstor Martinez would serve as his alternate.

Twelfth Item: In accordance with the assessment made by the Audit Committee, it is proposed that the Fiscal Year 2013 budget for the Audit Committee in an amount of AR$50,000 be approved.

Thirteenth Item: It is proposed that the Meeting approve the appointment of Ms. María Inés Cecilia de San Martín as Director and Mr. Mario Biondi as Alternate Director of the Company, which was made on July 26, 2012 by the Company’s Supervisory Committee, pursuant to Section 258, 2nd paragraph of Law No. 19,550 (to fill the vacancies resulting from the resignations previously submitted by Messrs. Javier Errecondo and Saturnino Funes), and that it extends their term until the date of the stockholders’ meeting during which financial documents for Fiscal Year 2013 will be considered.

Fourteenth Item: The Board of Directors unanimously refrains from making a proposal on this item. The Board reminds those shareholders proposing the appointment of a candidate that they must inform at the Meeting whether such candidate is “independent” or “non-independent” pursuant to the guidelines set forth by the Comisión Nacional de Valores (CNV) [Argentine Securities Commission].

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 20, 2013	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager